2124 Brewing Company LLC

ANNUAL REPORT

8321 Ohio River Boulevard

Emsworth, PA 15202

(724) 260-8737

https://aurochsbrewing.com/

This Annual Report is dated April 29, 2022.

BUSINESS

2124 Brewing Company LLC (doing business as "Aurochs Brewing Company") makes great tasting craft beer that is naturally gluten-free in our dedicated facility in Pennsylvania. Our products are safe for those customers who are medically required to follow a gluten-free diet, however, we believe that our superior flavor profile appeals to a wider audience including consumers who love craft beer as well as those following a more active lifestyle. We have distribution in 9 states, have won 4 national awards in 4 years, and have distribution in key retailers including Wegmans, Whole Foods, Giant Eagle, and Total Wine & More. H1 2021 gross revenue is up approximately 79% in comparison to H1 2020. H1 and H2 are the first six months of year.

Ryan Bove, the company's CEO, now serves as CEO in a part-time role working 10-20 hours per week managing strategy, finance, and high level operations. Doug Foster, a company Co-Founder, will now take a greater lead in managing day-to-day operations.

Previous Offerings

Name: Membership Units

Type of security sold: Equity

Final amount sold: $771,745.00

Number of Securities Sold: 617,396

Use of proceeds: Working capital

Date: December 31, 2021

Offering exemption relied upon: 506(c)

Type of security sold: Convertible Note

Final amount sold: $35,000.00

Use of proceeds: Working capital

Date: July 29, 2020

Offering exemption relied upon: 506(c)

Type of security sold: Convertible Note

Final amount sold: $597,000.00

Use of proceeds: Working capital, converted into 556,260 Series A preferred units.

Date: December 01, 2018

Offering exemption relied upon: 506(c)

Type of security sold: Revenue Sharing Note

Final amount sold: $150,000.00

Use of proceeds: Working capital and marketing

Date: October 27, 2020

Offering exemption relied upon: Regulation CF

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021 compared to year ended December 31, 2020

Revenue

2021 Revenue grew from $276,357 in 2020 to $409,083 in 2021. Major sources of growth were completion of expansion to 9 states as well as increased sales within wholesale channels, particularly in the Pittsburgh market.

Cost of Goods Sold

Cost of goods sold increased as a percentage of revenue from 2020 to 2021 because of the growth of the wholesale channel, which is lower margin revenue than the direct to consumer channels.

Gross Profit

Gross profit decreased as a percentage of revenue as we expanded in our wholesale channel which tends to have lower margins.

Operating Expenses

Our operating expenses increased from $385,934 in 2020 to $472,845 in 2021. Major sources of the increase in operating expenses were a result of campaign related marketing expenses and processing fees.

Historical results and cash flows:

We have a strong track record of growing revenue and continued to grow revenue in 2021. Although we have expanded to additional states, a large portion of our volume and revenue growth was still in Pennsylvania, so there is opportunity for additional volume and revenue growth in the states we are currently in with additional marketing and sales support.

The strong revenue growth has come at the expense of negative historical cash flows. Although we are gearing up towards profitability with this crowdfunding initiative, we anticipate additional losses on our way there. In the beginning of the company, we invested heavily in R&D and the initial facility buildout. More recently, we invested in sales, marketing, and people ahead of our revenue. As we continue to grow, we will need to continue to invest in CAPEX, sales and marketing, people, and ingredient inventory to continue on our growth trajectory. As we move from a local brand into a regional brand, we will be expanding through lower margin channels that require sales and marketing to build out the markets.

The Company believes that the historical results of growing revenue will continue as evidenced by the increase in volume, revenue, and distribution. As the Company grows, it believes that cash flow will continue to grow and improve along with increases in volume, revenue, and distribution.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $60,842.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Please review the information below, copy and paste the format into the text box and add any changes, if applicable.

Creditor: Indiana First Bank

Amount Owed: $22,159.36

Interest Rate: 7.99%

Maturity Date: May 01, 2023

First position lien on equipment originally purchased with loan. Original purchase price of $88,874.

Creditor: Hitachi Capital

Amount Owed: $38,699.79

Interest Rate: 12.3%

Maturity Date: February 01, 2024

First position lien on equipment originally purchased with the equipment financing, original purchase price of $78,537.

Creditor: Hitachi Capital

Amount Owed: $15,764.40

Interest Rate: 12.34%

Maturity Date: April 01, 2024

First position lien on equipment originally purchased with equipment financing (original

equipment purchase loan balance of $14,0002).

Creditor: Audreys Kitchen LP

Amount Owed: $2,100.30

Interest Rate: 0.0%

Maturity Date: September 30, 2022

Creditor: Chase Credit Card

Amount Owed: $5,739.07

Interest Rate: 13.24%

Creditor: PNC Credit Card

Amount Owed: $10,627.15

Interest Rate: 21.49%

Creditor: AMEX Credit Card

Amount Owed: $20,191.29

Interest Rate: 16.24%

Creditor: Square Capital

Amount Owed: $25,784.01

Interest Rate: 12.58%

Maturity Date: April 01, 2024

19.25% of credit card transactions. $1,866.66 minimum payment over 60 days.

Creditor: Honeycomb

Amount Owed: $149,424.46

Interest Rate: 20.34%

Maturity Date: October 31, 2025

7% of top line revenue up to 1.6x on original amount of $150,000. $1,500 monthly minimum payment. First position lien on assets.

Creditor: Ryan Bove and Doug Foster

Amount Owed: $98,907.51

Interest Rate: 0.0%

This amount reflects wages owed to Ryan Bove and Doug, as of August 1, 2021.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Ryan Bove

Ryan Bove's current primary role is with Ryan M Bove LLC. Ryan Bove currently services 10-20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Co-Founder, CEO, President, and Manager

Dates of Service: April 18, 2012 - Present

Responsibilities: Part-time role of 10-20 hrs per week. Oversees the strategy, finance, and operations of the company. Ryan does not earn a salary for his role, but maintains equity interests in the company.

Other business experience in the past three years:

Employer: Ryan M Bove LLC

Title: Founder

Dates of Service: July 01, 2021 - Present

Responsibilities: Serves as a start-up consultant.

Name: Doug Foster

Doug Foster's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Co-Founder & Manager

Dates of Service: April 18, 2012 - Present

Responsibilities: Doug oversees the sales, distribution, and marketing of Aurochs Brewing Company. Also handles day-to-day operations for the company. Doug receives $42,000 per year.

Other business experience in the past three years:

Employer: Soergel Orchards/Naturally Soergels

Title: Part-time assistant

Dates of Service: January 01, 2012 - Present

Responsibilities: Doug's wife, Amy Soergel, is part of a family farm and business that has been around for multiple generations. On occasions, Doug helps out in a limited capacity with odd tasks and responsibilities.

Name: Brian Scott

Brian Scott's current primary role is with PittMoss. Brian Scott currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: August 01, 2015 - Present

Responsibilities: Providing strategy and company oversight. Brian currently does not receive salary or equity compensation for his role.

Other business experience in the past three years:

Employer: PittMoss

Title: CEO & President

Dates of Service: May 01, 2016 - Present

Responsibilities: Brian is responsible for managing the company and making major corporate decisions.

Other business experience in the past three years:

Employer: Express Management Group

Title: CEO & President

Dates of Service: January 01, 2003 - May 01, 2019

Responsibilities: Responsible for managing the company and overseeing major corporate decisions.

Name: Edward ("Ted") R. Hobart

Edward ("Ted") R. Hobart's current primary role is with Investor, Advisor. Edward ("Ted") R. Hobart currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: April 01, 2019 - Present

Responsibilities: Responsible for strategy and company oversight. Edward currently does not receive salary or equity compensation for his role.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Please review the information below, copy and paste the format into the text box and add any changes, if applicable.

Title of class: Common Units

Member Name: Ryan Michael Bove

Amount and nature of Beneficial ownership: 377,500

Percent of class: 12.52

Title of class: Series Seed Preferred Units A1

Member Name: Ryan Michael Bove

Amount and nature of Beneficial ownership: 125,002

Percent of class: 12.52

Title of class: Series A Preferred Units A1

Member Name: Ryan Michael Bove

Amount and nature of Beneficial ownership: 65,447

Percent of class: 12.52

RELATED PARTY TRANSACTIONS

Name of Entity: Ryan Bove

Relationship to Company: Officer

Nature / amount of interest in the transaction: Ryan is one of the original founders of Aurochs Brewing Company and a managing member of the LLC. Ryan has invested $207,300 into the company. The company owes Ryan $56,725.46 in unpaid wages as of August 1, 2021.

Material Terms: Ryan invested $207,000 into the company acquiring 125,002 Series Seed Preferred A1 Units and 65,447 Series A1 preferred units. Ryan also invested $300 into the Honeycomb crowdfunding campaign, which has a 1.6x multiple, first position lien on assets, and 7% claim on future revenues. The company owes Ryan $56,725.46 in unpaid wages as of August 1, 2021.

Name of Entity: Douglas Michael Foster

Relationship to Company: Officer

Nature / amount of interest in the transaction: Doug Foster invested $30,500 into the company. The company owes Doug $42,182.05 in unpaid wages as of August 1, 2021.

Material Terms: Doug Foster invested $30,000 into the company acquiring 27,778 Series Seed Preferred A1 Units. Doug also invested $500 into the Honeycomb crowdfunding campaign, which has the following terms: 7% of revenue up to 1.6x, first position lien on assets. The

company owes Doug $42,182.05 in unpaid wages as of August 1, 2021.

OUR SECURITIES

The company has authorized Common Units, Profit Interest Units, Convertible Promissory Note, Series Seed Preferred Units A1, Series Seed Preferred Units A2, Series Seed Preferred Units A3, Series A Preferred Units A1, Series A Preferred Units A2, Series A Preferred Units A3, and Convertible Promissory Note - Series 2021 - CF.

Common Units

The amount of security authorized is 1,509,686 with a total of 1,509,686 outstanding.

Voting Rights

1 vote per unit. The holders of record of Common Units, exclusively and as a separate class, shall be entitled to elect two Directors of the Company (the “Common Directors”) one of which shall be the Chief Executive Officer of the Company. The Third Amended and Restated Operating Agreement provides for a board of five (5) members. The holders of Series A Preferred Units and the holders Series Seed Preferred Units, exclusively and as separate classes, are each entitled to elect two Directors, (i) one of which shall be designated by BT Aurochs Investments, L.P., as long as it holds any Preferred Units, and (ii) one of which shall be designated by the 1833 Winchester Group, LLC for so long as it holds any Preferred Units. The holders of record of Common Units, exclusively and as a separate class, are entitled to elect two directors of the Company, one of which shall be the Chief Executive Officer. A majority of the Directors, shall designate one Director who shall be an independent director.

Material Rights

The total amount outstanding includes 300,000 shares to be issued pursuant to stock options, reserved but unissued.

Voting Rights (applies when the convertible notes of this Reg. CF offering convert into Common Units)

Each Subscriber shall appoint the Chief Executive Officer of the Company (the “CEO”), or his or her successor, as the Subscriber’s true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities

Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Other material rights

Upon a liquidation, dissolution or winding up of us, our sale of all or substantially all of our assets and certain other events (a “Liquidation Event”), or any distributions, the holders of our Series Seed Preferred Units and Series A Preferred Units are entitled to receive certain preferences based on the original issue price of their Units, before any funds are distributed to the holders of Common Units or, subject to the approval of such holders, the holder of any other preferred units that may be issued in the future. The table below sets forth the preference amount per Unit for each authorized series of Preferred Units, the total number of Units currently outstanding and the preferential distribution the holders of those Units would be entitled to receive prior to any distributions to the holders of Common Units.

Series Seed Preferred Units A1

Original Issue Price: $1.080

Outstanding: 1,080,899

Preferential Distributions: $1,167,370.92

Series Seed Preferred Units A2

Original Issue Price:$0.972

Outstanding: 242,014

Preferential Distributions: $235,237.61

Series Seed Preferred Units A3

Original Issue Price: $0.864

Outstanding: 262,346

Preferential Distributions: $226,666.94

Series A Preferred Units A1

Original Issue Price:$1.250

Outstanding: 1,104,182

Preferential Distributions:$1,380,227.50

Series A Preferred Units A2

Original Issue Price: $2.50

Outstanding: 0

Preferential Distributions:$0.00

Series A Preferred Units A3

Original Issue Price: $3.75

Outstanding: 0

Preferential Distributions:$0.00

Total: $3,009,502.97

Any time prior to the consummation of a Qualified Public Offering, if members holding a majority-in-interest of the outstanding Units propose to consummate, in one transaction or a series of related transactions, a change of control, they shall have the right to compel all of the other members to participate in such sale.

Profit Interest Units

The amount of security authorized is 300,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Profit Interest Units.

Material Rights

There are no material rights associated with Profit Interest Units.

Convertible Promissory Note

The security will convert into The type of security being issued and the terms of the Convertible Promissory Note are outlined below:

Amount outstanding: $35,000.00

Maturity Date: July 29, 2025

Interest Rate: 0.0%

Discount Rate: %

Valuation Cap: None

Conversion Trigger: Qualified financing

Material Rights

Conversion discount on a qualified equity financing varies by the timing of the conversion. 10% discount if conversion occurs within 12 months. 20% if conversion discount occurs within 24 months. 30% if conversion discount occurs after 36 months.

During a significant transaction with a change of ownership, the holder has the right to convert just prior to the significant transaction or redeem the note at 2x value.

Series Seed Preferred Units A1

The amount of security authorized is 860,000 with a total of 617,396 outstanding.

Voting Rights

1 vote for each Common Unit into which the Preferred Unit is convertible. The holders of record of Series A Preferred Units and the holders of record of Series Seed Preferred Units, exclusively and as a separate class, shall be entitled to elect two Directors of the Company.

Material Rights

Distribution Preference. In connection with any distributions, whether as a result of a liquidation, dissolution or winding up of us, our sale of all or substantially all of our assets, or any other events (a “Liquidation Event”), the holders of our Preferred Units are entitled to receive certain preferences based on the original issue price of their Units, before (a) any funds are distributed to the holders of Common Units, and (b) subject to the approval of the holders of Preferred Units, any funds are distributed to the holders of any other preferred units that may be issued in the future. The table below sets forth the preference amount per Unit for each authorized series of Preferred Units, the total number of each series of Units currently outstanding, and the preferential distribution the holders of those Units would be entitled to receive prior to any distributions to the holders of Common Units:

Series Seed Preferred Units A1

Original Issue Price: $1.080

Outstanding: 617,396

Preferential Distributions: $1,167,370.92

Series Seed Preferred Units A2

Original Issue Price:$0.972

Outstanding: 242,014

Preferential Distributions: $235,237.61

Series Seed Preferred Units A3

Original Issue Price: $0.864

Outstanding: 262,346

Preferential Distributions: $226,666.94

Series A Preferred Units A1

Original Issue Price:$1.250

Outstanding: 1,104,182

Preferential Distributions:$1,380,227.50

Series A Preferred Units A2

Original Issue Price: $2.50

Outstanding: 0

Preferential Distributions:$0.00

Series A Preferred Units A3

Original Issue Price: $3.75

Outstanding: 0

Preferential Distributions:$0.00

Total: $3,009,502.97

Anti-Dilution Rights. The holders of Preferred Units have weighted average anti-dilution protection with respect to certain additional issuances of our securities for issue prices that are below the applicable original issuance price for each series of Preferred Units, as such original issue prices may be adjusted from time to time, pursuant to our Operating Agreement, including, but not limited, any prior adjustments to the original issue prices resulting from the application of the anit-dilution provisions set forth in the Operating Agreement.

Director Appointment Rights. The Company shall have a board of five (5) members. The holders of Series A Preferred Units and the holders Series Seed Preferred Units, exclusively and as separate classes, are each entitled to elect one Director, (i) one of which shall be designated by BT Aurochs Investments, L.P., as long as it holds any Preferred Units, and (ii) one of which shall be designated by the 1833 Winchester Group, LLC for so long as it holds any Preferred Units. The holders of record of Common Units, exclusively and as a separate class, are entitled to elect two directors of the Company, one of which shall be the Chief Executive Officer. A majority of the Directors, shall designate one Director who shall be an independent director.

Approval Rights for certain actions. At any time when at least 50% of the Preferred Units are outstanding, the Company must obtain the approval of the holders of at least 50% of the then outstanding Preferred Units, prior to engaging in certain actions, including, but not limited to, liquidating or dissolving the Company, amending the Certificate of Organization or the Operating Agreement in a manner that adversely effects the holders of Preferred Units, issuing any class of Preferred Units, unless it ranks junior to the existing Preferred Units, making any distribution, purchasing or redeeming any Units, incurring debt in excess of $500,000, creating or holding any subsidiary, or increasing or decreasing the authorized number of directors.

Conversion. Each Preferred Unit is convertible, at the option of the holder thereof, at any time, into such number of Common Units as is determined by dividing the original issue price for such Series of Preferred Units (as may be adjusted pursuant to the provisions of the Operating Agreement), by the Conversion Price in effect at the time of conversion. The Preferred Units automatically convert into Common Units upon the closing of a public offering, or at such time as determined by the holders of a majority of the outstanding Preferred Units

Redemption Right. The Company must redeem all Preferred Units, other than certain excluded Units, at a price equal to the original issue price per Unit, plus all declared but unpaid distributions thereon, upon written notice from the holders of at least 50% of the then outstanding Series Seed Preferred Units and the holders of at least 50% of the then outstanding Series A Preferred Units, which request may be submitted after August 1, 2024. The Company must pay the redemption amount in not more than 20 equal quarterly installments commencing three months after the date it receives the request. If all Preferred Units are not redeemed within six months of the date the Company receives the redemption request, the redemption price will increase by 0.667% per month thereafter. Upon receipt of a redemption request, the Company may not make any other distributions with respect to any other Units until the redemption price has been paid in full.

Drag Along Rights. Any time prior to the consummation of a qualified public offering, if members holding a majority-in-interest of the outstanding Units propose to consummate a change of control, they shall have the right to compel all of the other members to participate in such sale.

Amended and Restated Investor Rights Agreement

The holders of Preferred Units have the following additional rights pursuant to the Amended and Restated Investor Rights Agreement:

Registration Rights. If the Company grants registration rights to any person in connection with the issuance and sale of securities in a financing transaction, the Company shall use

commercially reasonable efforts to cause each holder of Preferred Units to receive registration rights on similar terms.

Information and Additional Rights. The holders of Preferred Units have the right to conduct certain inspections of the Company's books and records. In addition, we are required to deliver certain annual financial statements and other reports to the holders of Preferred Units.

Preemptive Rights. The holders of Preferred Units have a preemptive right to purchase a pro rata portion of certain equity securities, which the Company may, from time to time, propose to sell or issue.

Preferred Director Rights. As long as the holders of Preferred Units are entitled to elect at least one director, the Company may not engage in certain actions without the approval of the Board, including, the affirmative vote of one of the directors designated by the holders of Preferred Units. Such actions, include, but are not limited to, certain loans, guarantees, debts in excess of $100,000, and interested party transactions.

Right of First Refusal. The Company and the other Preferred Members have a right of first refusal to purchase any Preferred Units proposed to be sold by a Preferred Member.

Co-Sale Right. In connection with certain transfers of Units proposed by a Preferred Member, where the Company and the other Preferred Members do not exercise their right of first refusal, the other Preferred Members may require the transferring Preferred Member to permit them to participate in such sale on a pro rata basis.

Sale Rights. Upon written request from the holders of a majority of the Preferred Units, the Company shall initiate a process to sell the Company.

Series Seed Preferred Units A2

The amount of security authorized is 242,014 with a total of 242,014 outstanding.

Voting Rights

1 vote for each Common Unit into which the Preferred Unit is convertible. The holders of record of Series A Preferred Units and the holders of record of Series Seed Preferred Units, exclusively and as a separate class, shall be entitled to elect two Directors of the Company.

Material Rights

Distribution Preference. In connection with any distributions, whether as a result of a liquidation, dissolution or winding up of us, our sale of all or substantially all of our assets, or any other events (a "Liquidation Event"), the holders of our Preferred Units are entitled to receive certain preferences based on the original issue price of their Units, before (a) any funds are distributed to the holders of Common Units, and (b) subject to the approval of the holders of Preferred Units, any funds are distributed to the holders of any other preferred units that may be issued in the future. The table below sets forth the preference amount per Unit for each authorized series of Preferred Units, the total number of each series of Units currently outstanding, and the

preferential distribution the holders of those Units would be entitled to receive prior to any distributions to the holders of Common Units:

Series Seed Preferred Units A1

Original Issue Price: $1.080

Outstanding: 1,080,899

Preferential Distributions: $1,167,370.92

Series Seed Preferred Units A2

Original Issue Price:$0.972

Outstanding: 242,014

Preferential Distributions: $235,237.61

Series Seed Preferred Units A3

Original Issue Price: $0.864

Outstanding: 262,346

Preferential Distributions: $226,666.94

Series A Preferred Units A1

Original Issue Price:$1.250

Outstanding: 1,104,182

Preferential Distributions:$1,380,227.50

Series A Preferred Units A2

Original Issue Price: $2.50

Outstanding: 0

Preferential Distributions:$0.00

Series A Preferred Units A3

Original Issue Price: $3.75

Outstanding: 0

Preferential Distributions:$0.00

Total: $3,009,502.97

Anti-Dilution Rights. The holders of Preferred Units have weighted average anti-dilution protection with respect to certain additional issuances of our securities for issue prices that are below the applicable original issuance price for each series of Preferred Units, as such original issue prices may be adjusted from time to time, pursuant to our Operating Agreement, including, but not limited, any prior adjustments to the original issue prices resulting from the application of the anit-dilution provisions set forth in the Operating Agreement.

Director Appointment Rights. The Company shall have a board of five (5) members. The holders of Series A Preferred Units and the holders Series Seed Preferred Units, exclusively and as separate classes, are each entitled to elect one Director, (i) one of which shall be designated by BT Aurochs Investments, L.P., as long as it holds any Preferred Units, and (ii) one of which shall be designated by the 1833 Winchester Group, LLC for so long as it holds any Preferred Units. The holders of record of Common Units, exclusively and as a separate class, are entitled to elect two directors of the Company, one of which shall be the Chief Executive Officer. A majority of the Directors, shall designate one Director who shall be an independent director.

Approval Rights for certain actions. At any time when at least 50% of the Preferred Units are outstanding, the Company must obtain the approval of the holders of at least 50% of the then outstanding Preferred Units, prior to engaging in certain actions, including, but not limited to, liquidating or dissolving the Company, amending the Certificate of Organization or the Operating Agreement in a manner that adversely effects the holders of Preferred Units, issuing any class of Preferred Units, unless it ranks junior to the existing Preferred Units, making any distribution, purchasing or redeeming any Units, incurring debt in excess of $500,000, creating or holding any subsidiary, or increasing or decreasing the authorized number of directors.

Conversion. Each Preferred Unit is convertible, at the option of the holder thereof, at any time, into such number of Common Units as is determined by dividing the original issue price for such Series of Preferred Units (as may be adjusted pursuant to the provisions of the Operating Agreement), by the Conversion Price in effect at the time of conversion. The Preferred Units automatically convert into Common Units upon the closing of a public offering, or at such time as determined by the holders of a majority of the outstanding Preferred Units

Redemption Right. The Company must redeem all Preferred Units, other than certain excluded Units, at a price equal to the original issue price per Unit, plus all declared but unpaid distributions thereon, upon written notice from the holders of at least 50% of the then outstanding Series Seed Preferred Units and the holders of at least 50% of the then outstanding Series A Preferred Units, which request may be submitted after August 1, 2024. The Company must pay the redemption amount in not more than 20 equal quarterly installments commencing three months after the date it receives the request. If all Preferred Units are not redeemed within six months of the date the Company receives the redemption request, the redemption price will increase by 0.667% per month thereafter. Upon receipt of a redemption request, the Company

may not make any other distributions with respect to any other Units until the redemption price has been paid in full.

Drag Along Rights. Any time prior to the consummation of a qualified public offering, if members holding a majority-in-interest of the outstanding Units propose to consummate a change of control, they shall have the right to compel all of the other members to participate in such sale.

Amended and Restated Investor Rights Agreement

The holders of Preferred Units have the following additional rights pursuant to the Amended and Restated Investor Rights Agreement:

Registration Rights. If the Company grants registration rights to any person in connection with the issuance and sale of securities in a financing transaction, the Company shall use commercially reasonable efforts to cause each holder of Preferred Units to receive registration rights on similar terms.

Information and Additional Rights. The holders of Preferred Units have the right to conduct certain inspections of the Company’s books and records. In addition, we are required to deliver certain annual financial statements and other reports to the holders of Preferred Units.

Preemptive Rights. The holders of Preferred Units have a preemptive right to purchase a pro rata portion of certain equity securities, which the Company may, from time to time, propose to sell or issue.

Preferred Director Rights. As long as the holders of Preferred Units are entitled to elect at least one director, the Company may not engage in certain actions without the approval of the Board, including, the affirmative vote of one of the directors designated by the holders of Preferred Units. Such actions, include, but are not limited to, certain loans, guarantees, debts in excess of $100,000, and interested party transactions.

Right of First Refusal. The Company and the other Preferred Members have a right of first refusal to purchase any Preferred Units proposed to be sold by a Preferred Member.

Co-Sale Right. In connection with certain transfers of Units proposed by a Preferred Member, where the Company and the other Preferred Members do not exercise their right of first refusal, the other Preferred Members may require the transferring Preferred Member to permit them to participate in such sale on a pro rata basis.

Sale Rights. Upon written request from the holders of a majority of the Preferred Units, the Company shall initiate a process to sell the Company.

Series Seed Preferred Units A3

The amount of security authorized is 262,346 with a total of 262,346 outstanding.

Voting Rights

1 vote for each Common Unit into which the Preferred Unit is convertible. The holders of record of Series A Preferred Units and the holders of record of Series Seed Preferred Units, exclusively and as a separate class, shall be entitled to elect two Directors of the Company.

Material Rights

Distribution Preference. In connection with any distributions, whether as a result of a liquidation, dissolution or winding up of us, our sale of all or substantially all of our assets, or any other events (a "Liquidation Event"), the holders of our Preferred Units are entitled to receive certain preferences based on the original issue price of their Units, before (a) any funds are distributed to the holders of Common Units, and (b) subject to the approval of the holders of Preferred Units, any funds are distributed to the holders of any other preferred units that may be issued in the future. The table below sets forth the preference amount per Unit for each authorized series of Preferred Units, the total number of each series of Units currently outstanding, and the preferential distribution the holders of those Units would be entitled to receive prior to any distributions to the holders of Common Units:

Series Seed Preferred Units A1

Original Issue Price: $1.080

Outstanding: 1,080,899

Preferential Distributions: $1,167,370.92

Series Seed Preferred Units A2

Original Issue Price:$0.972

Outstanding: 242,014

Preferential Distributions: $235,237.61

Series Seed Preferred Units A3

Original Issue Price: $0.864

Outstanding: 262,346

Preferential Distributions: $226,666.94

Series A Preferred Units A1

Original Issue Price:$1.250

Outstanding: 1,104,182

Preferential Distributions:$1,380,227.50

Series A Preferred Units A2

Original Issue Price: $2.50

Outstanding: 0

Preferential Distributions:$0.00

Series A Preferred Units A3

Original Issue Price: $3.75

Outstanding: 0

Preferential Distributions:$0.00

Total: $3,009,502.97

Anti-Dilution Rights. The holders of Preferred Units have weighted average anti-dilution protection with respect to certain additional issuances of our securities for issue prices that are below the applicable original issuance price for each series of Preferred Units, as such original issue prices may be adjusted from time to time, pursuant to our Operating Agreement, including, but not limited, any prior adjustments to the original issue prices resulting from the application of the anit-dilution provisions set forth in the Operating Agreement.

Director Appointment Rights. The Company shall have a board of five (5) members. The holders of Series A Preferred Units and the holders Series Seed Preferred Units, exclusively and as separate classes, are each entitled to elect one Director, (i) one of which shall be designated by BT Aurochs Investments, L.P., as long as it holds any Preferred Units, and (ii) one of which shall be designated by the 1833 Winchester Group, LLC for so long as it holds any Preferred Units. The holders of record of Common Units, exclusively and as a separate class, are entitled to elect two directors of the Company, one of which shall be the Chief Executive Officer. A majority of the Directors, shall designate one Director who shall be an independent director.

Approval Rights for certain actions. At any time when at least 50% of the Preferred Units are outstanding, the Company must obtain the approval of the holders of at least 50% of the then outstanding Preferred Units, prior to engaging in certain actions, including, but not limited to, liquidating or dissolving the Company, amending the Certificate of Organization or the Operating Agreement in a manner that adversely effects the holders of Preferred Units, issuing any class of Preferred Units, unless it ranks junior to the existing Preferred Units, making any distribution, purchasing or redeeming any Units, incurring debt in excess of $500,000, creating or holding any subsidiary, or increasing or decreasing the authorized number of directors.

Conversion. Each Preferred Unit is convertible, at the option of the holder thereof, at any time, into such number of Common Units as is determined by dividing the original issue price for such Series of Preferred Units (as may be adjusted pursuant to the provisions of the Operating Agreement), by the Conversion Price in effect at the time of conversion. The Preferred Units automatically convert into Common Units upon the closing of a public offering, or at such time as determined by the holders of a majority of the outstanding Preferred Units

Redemption Right. The Company must redeem all Preferred Units, other than certain excluded Units, at a price equal to the original issue price per Unit, plus all declared but unpaid distributions thereon, upon written notice from the holders of at least 50% of the then outstanding Series Seed Preferred Units and the holders of at least 50% of the then outstanding Series A Preferred Units, which request may be submitted after August 1, 2024. The Company must pay the redemption amount in not more than 20 equal quarterly installments commencing three months after the date it receives the request. If all Preferred Units are not redeemed within six months of the date the Company receives the redemption request, the redemption price will increase by 0.667% per month thereafter. Upon receipt of a redemption request, the Company may not make any other distributions with respect to any other Units until the redemption price has been paid in full.

Drag Along Rights. Any time prior to the consummation of a qualified public offering, if members holding a majority-in-interest of the outstanding Units propose to consummate a change of control, they shall have the right to compel all of the other members to participate in such sale.

Amended and Restated Investor Rights Agreement

The holders of Preferred Units have the following additional rights pursuant to the Amended and Restated Investor Rights Agreement:

Registration Rights. If the Company grants registration rights to any person in connection with the issuance and sale of securities in a financing transaction, the Company shall use commercially reasonable efforts to cause each holder of Preferred Units to receive registration rights on similar terms.

Information and Additional Rights. The holders of Preferred Units have the right to conduct certain inspections of the Company’s books and records. In addition, we are required to deliver certain annual financial statements and other reports to the holders of Preferred Units.

Preemptive Rights. The holders of Preferred Units have a preemptive right to purchase a pro rata portion of certain equity securities, which the Company may, from time to time, propose to sell or issue.

Preferred Director Rights. As long as the holders of Preferred Units are entitled to elect at least one director, the Company may not engage in certain actions without the approval of the Board, including, the affirmative vote of one of the directors designated by the holders of Preferred Units. Such actions, include, but are not limited to, certain loans, guarantees, debts in excess of $100,000, and interested party transactions.

Right of First Refusal. The Company and the other Preferred Members have a right of first

refusal to purchase any Preferred Units proposed to be sold by a Preferred Member.

Co-Sale Right. In connection with certain transfers of Units proposed by a Preferred Member, where the Company and the other Preferred Members do not exercise their right of first refusal, the other Preferred Members may require the transferring Preferred Member to permit them to participate in such sale on a pro rata basis.

Sale Rights. Upon written request from the holders of a majority of the Preferred Units, the Company shall initiate a process to sell the Company.

Series A Preferred Units A1

The amount of security authorized is 860,000 with a total of 577,396 outstanding.

Voting Rights

1 vote for each Common Unit into which the Preferred Unit is convertible. The holders of record of Series A Preferred Units and the holders of record of Series Seed Preferred Units, exclusively and as a separate class, shall be entitled to elect two Directors of the Company.

Material Rights

Distribution Preference. In connection with any distributions, whether as a result of a liquidation, dissolution or winding up of us, our sale of all or substantially all of our assets, or any other events (a “Liquidation Event”), the holders of our Preferred Units are entitled to receive certain preferences based on the original issue price of their Units, before (a) any funds are distributed to the holders of Common Units, and (b) subject to the approval of the holders of Preferred Units, any funds are distributed to the holders of any other preferred units that may be issued in the future. The table below sets forth the preference amount per Unit for each authorized series of Preferred Units, the total number of each series of Units currently outstanding, and the preferential distribution the holders of those Units would be entitled to receive prior to any distributions to the holders of Common Units:

Series Seed Preferred Units A1

Original Issue Price: $1.080

Outstanding: 1,080,899

Preferential Distributions: $1,167,370.92

Series Seed Preferred Units A2

Original Issue Price:$0.972

Outstanding: 242,014

Preferential Distributions: $235,237.61

Series Seed Preferred Units A3

Original Issue Price: $0.864

Outstanding: 262,346

Preferential Distributions: $226,666.94

Series A Preferred Units A1

Original Issue Price:$1.250

Outstanding: 1,104,182

Preferential Distributions:$1,380,227.50

Series A Preferred Units A2

Original Issue Price: $2.50

Outstanding: 0

Preferential Distributions:$0.00

Series A Preferred Units A3

Original Issue Price: $3.75

Outstanding: 0

Preferential Distributions:$0.00

Total: $3,009,502.97

Anti-Dilution Rights. The holders of Preferred Units have weighted average anti-dilution protection with respect to certain additional issuances of our securities for issue prices that are below the applicable original issuance price for each series of Preferred Units, as such original issue prices may be adjusted from time to time, pursuant to our Operating Agreement, including, but not limited, any prior adjustments to the original issue prices resulting from the application of the anit-dilution provisions set forth in the Operating Agreement.

Director Appointment Rights. The Company shall have a board of five (5) members. The holders of Series A Preferred Units and the holders Series Seed Preferred Units, exclusively and as

separate classes, are each entitled to elect one Director, (i) one of which shall be designated by BT Aurochs Investments, L.P., as long as it holds any Preferred Units, and (ii) one of which shall be designated by the 1833 Winchester Group, LLC for so long as it holds any Preferred Units. The holders of record of Common Units, exclusively and as a separate class, are entitled to elect two directors of the Company, one of which shall be the Chief Executive Officer. A majority of the Directors, shall designate one Director who shall be an independent director.

Approval Rights for certain actions. At any time when at least 50% of the Preferred Units are outstanding, the Company must obtain the approval of the holders of at least 50% of the then outstanding Preferred Units, prior to engaging in certain actions, including, but not limited to, liquidating or dissolving the Company, amending the Certificate of Organization or the Operating Agreement in a manner that adversely effects the holders of Preferred Units, issuing any class of Preferred Units, unless it ranks junior to the existing Preferred Units, making any distribution, purchasing or redeeming any Units, incurring debt in excess of $500,000, creating or holding any subsidiary, or increasing or decreasing the authorized number of directors.

Conversion. Each Preferred Unit is convertible, at the option of the holder thereof, at any time, into such number of Common Units as is determined by dividing the original issue price for such Series of Preferred Units (as may be adjusted pursuant to the provisions of the Operating Agreement), by the Conversion Price in effect at the time of conversion. The Preferred Units automatically convert into Common Units upon the closing of a public offering, or at such time as determined by the holders of a majority of the outstanding Preferred Units

Redemption Right. The Company must redeem all Preferred Units, other than certain excluded Units, at a price equal to the original issue price per Unit, plus all declared but unpaid distributions thereon, upon written notice from the holders of at least 50% of the then outstanding Series Seed Preferred Units and the holders of at least 50% of the then outstanding Series A Preferred Units, which request may be submitted after August 1, 2024. The Company must pay the redemption amount in not more than 20 equal quarterly installments commencing three months after the date it receives the request. If all Preferred Units are not redeemed within six months of the date the Company receives the redemption request, the redemption price will increase by 0.667% per month thereafter. Upon receipt of a redemption request, the Company may not make any other distributions with respect to any other Units until the redemption price has been paid in full.

Drag Along Rights. Any time prior to the consummation of a qualified public offering, if members holding a majority-in-interest of the outstanding Units propose to consummate a change of control, they shall have the right to compel all of the other members to participate in such sale.

Amended and Restated Investor Rights Agreement

The holders of Preferred Units have the following additional rights pursuant to the Amended and Restated Investor Rights Agreement:

Registration Rights. If the Company grants registration rights to any person in connection with the issuance and sale of securities in a financing transaction, the Company shall use commercially reasonable efforts to cause each holder of Preferred Units to receive registration rights on similar terms.

Information and Additional Rights. The holders of Preferred Units have the right to conduct certain inspections of the Company's books and records. In addition, we are required to deliver certain annual financial statements and other reports to the holders of Preferred Units.

Preemptive Rights. The holders of Preferred Units have a preemptive right to purchase a pro rata portion of certain equity securities, which the Company may, from time to time, propose to sell or issue.

Preferred Director Rights. As long as the holders of Preferred Units are entitled to elect at least one director, the Company may not engage in certain actions without the approval of the Board, including, the affirmative vote of one of the directors designated by the holders of Preferred Units. Such actions, include, but are not limited to, certain loans, guarantees, debts in excess of $100,000, and interested party transactions.

Right of First Refusal. The Company and the other Preferred Members have a right of first refusal to purchase any Preferred Units proposed to be sold by a Preferred Member.

Co-Sale Right. In connection with certain transfers of Units proposed by a Preferred Member, where the Company and the other Preferred Members do not exercise their right of first refusal, the other Preferred Members may require the transferring Preferred Member to permit them to participate in such sale on a pro rata basis.

Sale Rights. Upon written request from the holders of a majority of the Preferred Units, the Company shall initiate a process to sell the Company.

Series A Preferred Units A2

The amount of security authorized is 261,561 with a total of 261,561 outstanding.

Voting Rights

1 vote for each Common Unit into which the Preferred Unit is convertible. The holders of record of Series A Preferred Units and the holders of record of Series Seed Preferred Units, exclusively and as a separate class, shall be entitled to elect two Directors of the Company.

Material Rights

The total amount outstanding includes 261,561 shares to be issued pursuant to warrants.

Distribution Preference. In connection with any distributions, whether as a result of a liquidation, dissolution or winding up of us, our sale of all or substantially all of our assets, or any other events (a "Liquidation Event"), the holders of our Preferred Units are entitled to receive certain preferences based on the original issue price of their Units, before (a) any funds are distributed to the holders of Common Units, and (b) subject to the approval of the holders of Preferred Units, any funds are distributed to the holders of any other preferred units that may be issued in the future. The table below sets forth the preference amount per Unit for each authorized series of Preferred Units, the total number of each series of Units currently outstanding, and the

preferential distribution the holders of those Units would be entitled to receive prior to any distributions to the holders of Common Units:

Series Seed Preferred Units A1

Original Issue Price: $1.080

Outstanding: 1,080,899

Preferential Distributions: $1,167,370.92

Series Seed Preferred Units A2

Original Issue Price:$0.972

Outstanding: 242,014

Preferential Distributions: $235,237.61

Series Seed Preferred Units A3

Original Issue Price: $0.864

Outstanding: 262,346

Preferential Distributions: $226,666.94

Series A Preferred Units A1

Original Issue Price:$1.250

Outstanding: 1,104,182

Preferential Distributions:$1,380,227.50

Series A Preferred Units A2

Original Issue Price: $2.50

Outstanding: 0

Preferential Distributions:$0.00

Series A Preferred Units A3

Original Issue Price: $3.75

Outstanding: 0

Preferential Distributions:$0.00

Total: $3,009,502.97

Anti-Dilution Rights. The holders of Preferred Units have weighted average anti-dilution protection with respect to certain additional issuances of our securities for issue prices that are below the applicable original issuance price for each series of Preferred Units, as such original issue prices may be adjusted from time to time, pursuant to our Operating Agreement, including, but not limited, any prior adjustments to the original issue prices resulting from the application of the anit-dilution provisions set forth in the Operating Agreement.

Director Appointment Rights. The Company shall have a board of five (5) members. The holders of Series A Preferred Units and the holders Series Seed Preferred Units, exclusively and as separate classes, are each entitled to elect one Director, (i) one of which shall be designated by BT Aurochs Investments, L.P., as long as it holds any Preferred Units, and (ii) one of which shall be designated by the 1833 Winchester Group, LLC for so long as it holds any Preferred Units. The holders of record of Common Units, exclusively and as a separate class, are entitled to elect two directors of the Company, one of which shall be the Chief Executive Officer. A majority of the Directors, shall designate one Director who shall be an independent director.

Approval Rights for certain actions. At any time when at least 50% of the Preferred Units are outstanding, the Company must obtain the approval of the holders of at least 50% of the then outstanding Preferred Units, prior to engaging in certain actions, including, but not limited to, liquidating or dissolving the Company, amending the Certificate of Organization or the Operating Agreement in a manner that adversely effects the holders of Preferred Units, issuing any class of Preferred Units, unless it ranks junior to the existing Preferred Units, making any distribution, purchasing or redeeming any Units, incurring debt in excess of $500,000, creating or holding any subsidiary, or increasing or decreasing the authorized number of directors.

Conversion. Each Preferred Unit is convertible, at the option of the holder thereof, at any time, into such number of Common Units as is determined by dividing the original issue price for such Series of Preferred Units (as may be adjusted pursuant to the provisions of the Operating Agreement), by the Conversion Price in effect at the time of conversion. The Preferred Units automatically convert into Common Units upon the closing of a public offering, or at such time as determined by the holders of a majority of the outstanding Preferred Units

Redemption Right. The Company must redeem all Preferred Units, other than certain excluded Units, at a price equal to the original issue price per Unit, plus all declared but unpaid distributions thereon, upon written notice from the holders of at least 50% of the then outstanding Series Seed Preferred Units and the holders of at least 50% of the then outstanding Series A Preferred Units, which request may be submitted after August 1, 2024. The Company must pay the redemption amount in not more than 20 equal quarterly installments commencing three months after the date it receives the request. If all Preferred Units are not redeemed within six months of the date the Company receives the redemption request, the redemption price will increase by 0.667% per month thereafter. Upon receipt of a redemption request, the Company

may not make any other distributions with respect to any other Units until the redemption price has been paid in full.

Drag Along Rights. Any time prior to the consummation of a qualified public offering, if members holding a majority-in-interest of the outstanding Units propose to consummate a change of control, they shall have the right to compel all of the other members to participate in such sale.

Amended and Restated Investor Rights Agreement

The holders of Preferred Units have the following additional rights pursuant to the Amended and Restated Investor Rights Agreement:

Registration Rights. If the Company grants registration rights to any person in connection with the issuance and sale of securities in a financing transaction, the Company shall use commercially reasonable efforts to cause each holder of Preferred Units to receive registration rights on similar terms.

Information and Additional Rights. The holders of Preferred Units have the right to conduct certain inspections of the Company's books and records. In addition, we are required to deliver certain annual financial statements and other reports to the holders of Preferred Units.

Preemptive Rights. The holders of Preferred Units have a preemptive right to purchase a pro rata portion of certain equity securities, which the Company may, from time to time, propose to sell or issue.

Preferred Director Rights. As long as the holders of Preferred Units are entitled to elect at least one director, the Company may not engage in certain actions without the approval of the Board, including, the affirmative vote of one of the directors designated by the holders of Preferred Units. Such actions, include, but are not limited to, certain loans, guarantees, debts in excess of $100,000, and interested party transactions.

Right of First Refusal. The Company and the other Preferred Members have a right of first refusal to purchase any Preferred Units proposed to be sold by a Preferred Member.

Co-Sale Right. In connection with certain transfers of Units proposed by a Preferred Member, where the Company and the other Preferred Members do not exercise their right of first refusal, the other Preferred Members may require the transferring Preferred Member to permit them to participate in such sale on a pro rata basis.

Sale Rights. Upon written request from the holders of a majority of the Preferred Units, the Company shall initiate a process to sell the Company.

Series A Preferred Units A3

The amount of security authorized is 261,561 with a total of 261,561 outstanding.

Voting Rights

1 vote for each Common Unit into which the Preferred Unit is convertible. The holders of record of Series A Preferred Units and the holders of record of Series Seed Preferred Units, exclusively and as a separate class, shall be entitled to elect two Directors of the Company.

Material Rights

The total amount outstanding includes 261,561 shares to be issued pursuant to warrants.

Distribution Preference. In connection with any distributions, whether as a result of a liquidation, dissolution or winding up of us, our sale of all or substantially all of our assets, or any other events (a “Liquidation Event”), the holders of our Preferred Units are entitled to receive certain preferences based on the original issue price of their Units, before (a) any funds are distributed to the holders of Common Units, and (b) subject to the approval of the holders of Preferred Units, any funds are distributed to the holders of any other preferred units that may be issued in the future. The table below sets forth the preference amount per Unit for each authorized series of Preferred Units, the total number of each series of Units currently outstanding, and the preferential distribution the holders of those Units would be entitled to receive prior to any distributions to the holders of Common Units:

Series Seed Preferred Units A1

Original Issue Price: $1.080

Outstanding: 1,080,899

Preferential Distributions: $1,167,370.92

Series Seed Preferred Units A2

Original Issue Price:$0.972

Outstanding: 242,014

Preferential Distributions: $235,237.61

Series Seed Preferred Units A3

Original Issue Price: $0.864

Outstanding: 262,346

Preferential Distributions: $226,666.94

Series A Preferred Units A1

Original Issue Price:$1.250

Outstanding: 1,104,182

Preferential Distributions:$1,380,227.50

Series A Preferred Units A2

Original Issue Price: $2.50

Outstanding: 0

Preferential Distributions:$0.00

Series A Preferred Units A3

Original Issue Price: $3.75

Outstanding: 0

Preferential Distributions:$0.00

Total: $3,009,502.97

Anti-Dilution Rights. The holders of Preferred Units have weighted average anti-dilution protection with respect to certain additional issuances of our securities for issue prices that are below the applicable original issuance price for each series of Preferred Units, as such original issue prices may be adjusted from time to time, pursuant to our Operating Agreement, including, but not limited, any prior adjustments to the original issue prices resulting from the application of the anit-dilution provisions set forth in the Operating Agreement.

Director Appointment Rights. The Company shall have a board of five (5) members. The holders of Series A Preferred Units and the holders Series Seed Preferred Units, exclusively and as separate classes, are each entitled to elect one Director, (i) one of which shall be designated by BT Aurochs Investments, L.P., as long as it holds any Preferred Units, and (ii) one of which shall be designated by the 1833 Winchester Group, LLC for so long as it holds any Preferred Units. The holders of record of Common Units, exclusively and as a separate class, are entitled to elect two directors of the Company, one of which shall be the Chief Executive Officer. A majority of the Directors, shall designate one Director who shall be an independent director.

Approval Rights for certain actions. At any time when at least 50% of the Preferred Units are outstanding, the Company must obtain the approval of the holders of at least 50% of the then outstanding Preferred Units, prior to engaging in certain actions, including, but not limited to, liquidating or dissolving the Company, amending the Certificate of Organization or the Operating Agreement in a manner that adversely effects the holders of Preferred Units, issuing any class of Preferred Units, unless it ranks junior to the existing Preferred Units, making any distribution, purchasing or redeeming any Units, incurring debt in excess of $500,000, creating or holding

any subsidiary, or increasing or decreasing the authorized number of directors.

Conversion. Each Preferred Unit is convertible, at the option of the holder thereof, at any time, into such number of Common Units as is determined by dividing the original issue price for such Series of Preferred Units (as may be adjusted pursuant to the provisions of the Operating Agreement), by the Conversion Price in effect at the time of conversion. The Preferred Units automatically convert into Common Units upon the closing of a public offering, or at such time as determined by the holders of a majority of the outstanding Preferred Units

Redemption Right. The Company must redeem all Preferred Units, other than certain excluded Units, at a price equal to the original issue price per Unit, plus all declared but unpaid distributions thereon, upon written notice from the holders of at least 50% of the then outstanding Series Seed Preferred Units and the holders of at least 50% of the then outstanding Series A Preferred Units, which request may be submitted after August 1, 2024. The Company must pay the redemption amount in not more than 20 equal quarterly installments commencing three months after the date it receives the request. If all Preferred Units are not redeemed within six months of the date the Company receives the redemption request, the redemption price will increase by 0.667% per month thereafter. Upon receipt of a redemption request, the Company may not make any other distributions with respect to any other Units until the redemption price has been paid in full.

Drag Along Rights. Any time prior to the consummation of a qualified public offering, if members holding a majority-in-interest of the outstanding Units propose to consummate a change of control, they shall have the right to compel all of the other members to participate in such sale.

Amended and Restated Investor Rights Agreement

The holders of Preferred Units have the following additional rights pursuant to the Amended and Restated Investor Rights Agreement:

Registration Rights. If the Company grants registration rights to any person in connection with the issuance and sale of securities in a financing transaction, the Company shall use commercially reasonable efforts to cause each holder of Preferred Units to receive registration rights on similar terms.

Information and Additional Rights. The holders of Preferred Units have the right to conduct certain inspections of the Company's books and records. In addition, we are required to deliver certain annual financial statements and other reports to the holders of Preferred Units.

Preemptive Rights. The holders of Preferred Units have a preemptive right to purchase a pro rata portion of certain equity securities, which the Company may, from time to time, propose to sell or issue.

Preferred Director Rights. As long as the holders of Preferred Units are entitled to elect at least one director, the Company may not engage in certain actions without the approval of the Board, including, the affirmative vote of one of the directors designated by the holders of Preferred Units. Such actions, include, but are not limited to, certain loans, guarantees, debts in excess of $100,000, and interested party transactions.

Right of First Refusal. The Company and the other Preferred Members have a right of first refusal to purchase any Preferred Units proposed to be sold by a Preferred Member.

Co-Sale Right. In connection with certain transfers of Units proposed by a Preferred Member, where the Company and the other Preferred Members do not exercise their right of first refusal, the other Preferred Members may require the transferring Preferred Member to permit them to participate in such sale on a pro rata basis.

Sale Rights. Upon written request from the holders of a majority of the Preferred Units, the Company shall initiate a process to sell the Company.

Convertible Promissory Note - Series 2021 - CF

The security will convert into Common units and the terms of the Convertible Promissory Note - Series 2021 - CF are outlined below:

Amount outstanding: $0.00

Maturity Date: September 01, 2024

Interest Rate: 6.0%

Discount Rate: 15.0%

Valuation Cap: $15,000,000.00

Conversion Trigger: $5,000,000 Qualified Equity Financing

Material Rights

3. Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells shares of its Common Units to investors (the “Equity Investors”) on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its Common Units resulting in gross proceeds to the Company of at least $5,000,000 (excluding the conversion of the Notes and any other debt) (a “Qualified Financing”), then it converts into Common Units at conversion price equal to the lesser of (i) 85% of the per share price paid by the Investors or (ii) the price equal to the quotient of $15,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by

such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Common Units of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

4. Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Common Units at a price per security equal to the quotient of $15,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.) as soon a reasonably practicable following the Maturity Date.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company

issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a “down round,” meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it’s important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any convertible notes should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it’s a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any convertible note purchased through this crowdfunding campaign is subject to SEC

limitations of transfer. This means that the securities that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the securities back to the Company, to an “accredited investor,” as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the food and beverage industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering a convertible note in the amount of up to $525,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in “Use of Proceeds.”

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred equity financings in the future, which may reduce the value of your investment in our securities. Interest on debt securities could increase costs and negatively impact operating results. Preferred securities could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred securities could be more advantageous to those investors than to the holders of preferred securities into which the

convertible notes may convert. In addition, if we need to raise more equity capital from the sale of equity securities, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a purchase price per unit lower than the conversion price of the convertible notes.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with No Voting Rights

The convertible note that an investor is buying has no voting rights attached to them, and the securities into which they may convert will likely have no voting rights attached to them\. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the convertible notes we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can’t get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves “rolling closings,” which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the

escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

The brewery industry is highly competitive. Although we believe we have a strategic location and brand, there are numerous existing breweries in our area. We face competition from established independent breweries, brewery chains, bars, tasting rooms and beer manufacturers. Many of our competitors have substantially greater financial and marketing resources, larger customer bases, longer operating histories, greater name recognition and more established relationships in the industry than us. As a result, these competitors may be able to devote greater resources to marketing and sales than us. There can be no assurance that we will compete successfully with such competitors.

We are an early stage company and have not yet generated any profits

2124 Brewing Company LLC was formed on 4/18/2012. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any membership units once our managers determine that we are financially able to do so. In addition, as described below, there are over $3,000,000 in distribution preferences payable to the holders of our current outstanding preferred stock, prior to the payment of distributions to the holders of our Common Units and any other preferred units that may be authorized and issued in the future. 2124 Brewing Company LLC has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to

file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

We may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on 2124 Brewing Company LLC or in its computer systems could reduce the attractiveness of the platform and

result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on 2124 Brewing Company LLC could harm our reputation and materially negatively impact our financial condition and business.

The success of our business is highly correlated to general economic conditions.

Demand for our products is highly correlated with general economic conditions, as a substantial portion of our revenue is derived from discretionary spending, which typically declines during times of economic instability. Declines in economic conditions may adversely impact our financial results. Our ability to grow or maintain our business may be adversely affected by sustained economic weakness and uncertainty, including the effect of wavering consumer confidence, high unemployment, and other factors. The inability to grow or maintain our business would adversely affect our business, financial conditions, and results of operations, and thereby an investment in our convertible notes.

Class action or other litigation relating to alcohol abuse or misuse could adversely affect our business.

Companies in the alcohol industry are, from time to time, exposed to class action or other litigation relating to alcohol advertising, product liability, alcohol abuse problems or health consequences from the misuse of alcohol. It is also possible that governments could assert that the use of alcohol has significantly increased government funded health care costs. Litigation or assertions of this type have adversely affected companies in the alcohol industry, and it is possible that we, as well as our suppliers, could be named in litigation of this type. Also, lawsuits have been brought in a number of states alleging that beverage alcohol manufacturers and marketers have improperly targeted underage consumers in their advertising. Plaintiffs in these cases allege that the defendants' advertisements, marketing and promotions violate the consumer protection or deceptive trade practices statutes in each of these states and seek repayment of the family funds expended by the underage consumers. While we have not been named in these lawsuits, we could be named in similar lawsuits in the future. Any class action or other litigation asserted against us could be expensive and time-consuming to defend against, depleting our cash and diverting our personnel resources and, result in significant harm to our business.

Regulatory decisions and legal, regulatory and tax changes could limit our business activities, increase our operating costs and reduce our margins.

Our business is subject to extensive regulation. This may include regulations regarding production, distribution, marketing, advertising and labeling of beverage alcohol and our other products. We are required to comply with these regulations and to maintain various permits and licenses. With respect to our alcoholic beverages, we are also required to conduct business only with holders of licenses to import, warehouse, transport, distribute and sell beverage alcohol products. We cannot assure you that these and other governmental regulations applicable to our industry will not change or become more stringent. Moreover, because these laws and regulations are subject to interpretation, we may not be able to predict when and to what extent liability may arise. Additionally, due to increasing public concern over alcohol-related societal problems, including driving while intoxicated, underage drinking, alcoholism and health consequences from the abuse of alcohol, various levels of government may seek to impose additional restrictions or limits on advertising or other marketing activities promoting beverage

alcohol products. Failure to comply with any of the current or future regulations and requirements relating to our industry and products could result in monetary penalties, suspension or even revocation of our licenses and permits. Costs of compliance with changes in regulations could be significant and could harm our business, as we could find it necessary to raise our prices in order to maintain profit margins, which could lower the demand for our products and reduce our sales and profit potential. Also, the distribution of beverage alcohol products is subject to extensive taxation. An, including, but not limited to, import taxes. The increase in taxation could significantly harm our sales revenue and margins, both through the reduction of overall consumption and by encouraging consumers to switch to lower-taxed categories of beverage alcohol.

Contamination of our products and/or counterfeit or confusingly similar products could harm the image and integrity of, or decrease customer support for, our brands and decrease our sales.

The success of our brand depends upon the positive image that consumers have of it. Contamination, whether arising accidentally or through deliberate third-party action, or other events that harm the integrity or consumer support for our brand, could affect the demand for our products. Contaminants in raw materials purchased from third parties and used in the production of our products or defects in the manufacturing could lead to low quality as well as illness among, or injury to, consumers of our products and could result in reduced sales. We may also be required to recall products in the event of contamination or damage. Also, to the extent that third parties sell products that are either counterfeit versions of our brand or brands that look like our brand, consumers of our brand could confuse our products with products that they consider inferior. This could cause them to refrain from purchasing our brand in the future and in turn could impair our brand equity and adversely affect our sales and operations.

The holders of our Series Seed Preferred Units and Series A Preferred Units have Redemption Rights which could result in the requirement of the Company to purchase over $3,000,0000 in Units prior to the payment of any distributions to the holders of other securities.

Pursuant to our Third Amended and Restated Operating Agreement, the holders of our Series Seed Preferred Units and Series A Preferred Units have Redemption Rights which, if exercised could require us to redeem such securities for over $3,000,0000, which would be paid prior to the payment of any distributions to the holders of other securities.

We have existing intellectual property that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, Internet domain names, recipes and other trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks and other intellectual property could be unenforceable or ineffective.

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to

bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

Disruptions in supply chain or increases in ingredient, product and other supply costs could adversely affect our profitability and operating results.

Our business depends on frequent deliveries of ingredients and other products. We believe that we shall have adequate sources of supplies for ingredients and products to support our operations, there are many factors which could cause shortages or interruptions in the supply of ingredients and products, including, but not limited to, weather, unanticipated demand, labor, production or distribution problems, quality issues, costs, a recurrence of the COVID-19 outbreak or the outbreak of other pandemics. Any of these events or conditions may adversely affect the ability of suppliers to fulfill their obligations, which may negatively affect our restaurant operations. Some of these factors are beyond our control, and could have an adverse effect on our business and results of operations.

The coronavirus (COVID-19) or other pandemic could adversely affect our financial results, operations and outlook for an extended period of time.

We have been materially and adversely affected by the COVID-19 outbreak. The full impact of the COVID-19 outbreak continues to evolve as of the date of this report, and we are actively monitoring the global situation and its effects on our business, financial condition, liquidity, and operations. Given the daily evolution of the COVID-19 outbreak and the global responses to curb its spread, we are not able to estimate the effects of the COVID-19 outbreak on our results of operations, financial condition, or liquidity. However, if the pandemic continues, it may have a material adverse effect on our results of future operations, financial position, and liquidity.

The holders of Preferred Units hold Anti-Dilution Rights.

Pursuant to our Third Amended and Restated Operating Agreement, the holders of Series Seed Preferred Units and Series A Preferred Units have weighted average anti-dilution protection with respect to certain additional issuances of our securities for issue prices that are below the original issuance price for such series of Preferred Units (as may be adjusted pursuant to our Operating Agreement). The application of the weighted anti-dilution calculation would result in a reduction of the conversion price of the applicable series of Preferred Units, thereby resulting in an increase in the number of Common Units into which such series of Preferred Units is convertible. If in the future, we issue securities at below the original issuance price for any series of Preferred Units that currently exist or may be authorized and issued, the holders of such Preferred Units will be entitled to the issuance of additional Common Units upon conversion of such Preferred Units, through a reduction in the effective conversion price then in effect for such Preferred Units, which would result in dilution to the holders of other membership Units, through a decrease in their relative percentage ownership of us.

The holders of Preferred Units have preferential rights to distributions.

Pursuant to our Third Amended and Restated Operating Agreement, upon a liquidation,

dissolution or winding up of us, our sale of all or substantially all of our assets and certain other events (a “Liquidation Event”), or any distributions, the holders of our Series Seed Preferred Units and Series A Preferred Units are entitled to receive certain preferences, before any funds are distributed to the holders of Common Units or, subject to the approval of such holders, the holder of any other preferred units that may be issued in the future. If there is a distribution, a liquidation event, the holders of our outstanding Preferred Units would, as of the date hereof, be entitled to receive the first approximately $3,000,000 in distributions. Therefore, if we make any distributions or engage in a Liquidation Event, there may not be any amounts remaining to be paid to the holders of Common Units or the holders of any preferred Units that may be issued after the date hereof, after distribution are made to the holders of our currently outstanding Preferred Units.

We have intellectual property that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as trademarks, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

The amount raised in this offering may include investments from company insiders or immediate family members.

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to

believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 29, 2022.

2124 Brewing Company LLC

By /s/ Ryan Bove

Name: 2124 Brewing Company LLC

Title: President, CEO

Exhibit A

FINANCIAL STATEMENTS

I, Ryan Bove, the Chief Executive Officer of 2124 Brewing Company LLC (dba Aurochs Brewing Company), hereby certify that the financial statements of 2124 Brewing Company LLC (dba Aurochs Brewing Company) and notes thereto for the periods ending 2020 and 2021 included in this Form C/AR are true and complete in all material respects.

For the year 2021 the amounts reported on our tax returns were total income of $-371,700; taxable income of $-371,700 and total income tax of $0.
*Note we paid approximately $23,588 in alcohol related taxes.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the April 28, 2022.

RYAN M BOVE

President, CEO

4/28/2022

Aurochs Brewing Company, LLC

Profit and Loss

January - December 2021

	TOTAL	
	JAN - DEC 2021	JAN - DEC 2020 (PP)
Income		
4000 Sales	409,082.96	276,357.06
Uncategorized Income	38,200.00	
Total Income	**$447,282.96**	**$276,357.06**
Cost of Goods Sold		
5000 Cost of Goods Sold	268,231.88	163,881.62
Total Cost of Goods Sold	**$268,231.88**	**$163,881.62**
GROSS PROFIT	**$179,051.08**	**$112,475.44**
Expenses		
Bank Fees	277.50	
Credit card interest expense	4,628.80	5,601.91
Equipment Lease Expense		
10 - Marlin Finance Lease Interest Expense		1,689.40
13 - Dimension Funding 1 - Equipment Lease Interest Expense	4,943.35	6,195.42
14 - Equipment Lease Interest Expense	1,886.51	2,346.58
6- Indiana First Equipment Interest Expense	2,254.74	3,116.13
Total Equipment Lease Expense	**9,084.60**	**13,347.53**
Honeycomb Interest Expense	29,464.89	590.80
Legal & Professional Fees	34,198.40	24,821.00
Marketing Expenses	3,865.82	1,776.11
Graphic Design (Packaging)	12,000.00	472.50
Marketing Expenses (General)	34,913.41	8,790.23
Account Servicing		57.00
Merchandise	894.75	
Total Marketing Expenses (General)	**35,808.16**	**8,847.23**
Tasting Room/Event Expense	64.59	4,161.70
Travel Expenses	1,627.54	-972.00
Total Marketing Expenses	**53,366.11**	**14,285.54**
Office/General Administrative Expenses	2,663.54	
Dues & Subscriptions	16,455.90	12,142.51
Insurance	11,199.64	8,896.64
Other General and Admin Expenses	2,183.47	4,974.56
Total Office/General Administrative Expenses	**32,502.55**	**26,013.71**
Rent and Utilities		
Rent or Lease	38,675.00	45,500.00
Utilities	33,412.81	22,385.99
Total Rent and Utilities	**72,087.81**	**67,885.99**
Repair & Maintenance	14,557.58	11,217.15
Research and Development	6,383.39	6,441.66

Aurochs Brewing Company, LLC

Profit and Loss

January - December 2021

	TOTAL	
	JAN - DEC 2021	JAN - DEC 2020 (PP)
Salaries and Benefits		
Health Insurance	0.72	
Health Insurance Chris	8,132.57	9,283.71
Health Insurance Processing Fee		-50.33
Health Insurance- Doug	5,479.73	5,721.35
Health Insurance- Ryan	5,875.19	5,764.89
Total Health Insurance	**19,488.21**	**20,719.62**
Partner Salary	63,500.00	78,500.00
Payroll Taxes	21,675.31	25,958.61
Wages	53,781.28	65,452.85
Total Salaries and Benefits	**158,444.80**	**190,631.08**
Square Note 1 Interest and Fees	1,435.00	
Square Note 2 Interest and Fees	3,600.00	
Start Engine Fees	29,226.17	
Taxes & Licenses	23,587.62	25,100.36
Total Expenses	**$472,845.22**	**$385,936.73**
NET OPERATING INCOME	**$ -293,794.14**	**$ -273,461.29**
Other Expenses		
Depreciation Expense	75,518.24	75,518.24
Honeycomb processing fees		11,202.00
Meals & Entertainment	677.57	
Total Other Expenses	**$76,195.81**	**$86,720.24**
NET OTHER INCOME	**$ -76,195.81**	**$ -86,720.24**
NET INCOME	**$ -369,989.95**	**$ -360,181.53**

Aurochs Brewing Company, LLC

Balance Sheet

As of December 31, 2021

	TOTAL	
	AS OF DEC 31, 2021	AS OF DEC 31, 2020 (PP)
ASSETS		
Current Assets		
Bank Accounts	**$60,841.93**	**$205,057.66**
Other Current Assets		
1100 Undeposited Funds	0.00	0.00
1330 Receivable - Doug F	0.00	0.00
1340 Receivable - Ryan B	0.00	0.00
1400 Uncategorized Asset	69.09	-0.91
Inventory Asset	36,003.02	42,279.04
Start Engine Escrow Hold	7,075.33	
Total Other Current Assets	**$43,147.44**	**$42,278.13**
Total Current Assets	**$103,989.37**	**$247,335.79**
Fixed Assets		
1500 Botting Equipment	0.00	0.00
1510 Construction - Brewery	384,763.73	368,365.74
1520 Equipment	138,622.31	116,682.76
1530 Sabco Brew Magic	0.00	0.00
1590 Accumulated Depreciation	-622,742.67	-547,224.43
Equipment Lease Assets	468,242.91	468,242.91
Other fixed assets	9,083.40	9,083.40
Total Fixed Assets	**$377,969.68**	**$415,150.38**
Other Assets		
1600 Capitalized Development	124,584.22	124,584.22
1625 Organizational Costs	11,509.33	11,509.33
1650 Security Deposit	3,000.00	3,000.00
1675 Start Up Costs	21,752.90	21,752.90
Total Other Assets	**$160,846.45**	**$160,846.45**
TOTAL ASSETS	**$642,805.50**	**$823,332.62**

Aurochs Brewing Company, LLC

Balance Sheet

As of December 31, 2021

	TOTAL	
	AS OF DEC 31, 2021	AS OF DEC 31, 2020 (PP)
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
2000 Accounts Payable (A/P)	0.00	0.00
Total Accounts Payable	**$0.00**	**$0.00**
Credit Cards		
2150 American Express Credit Card	18,132.74	17,455.85
2160 Capital One Spark Credit Card	-127.45	0.00
2170 PNC Credit Card	8,446.76	11,132.29
Chase Credit Card	5,794.91	5,090.65
Total Credit Cards	**$32,246.96**	**$33,678.79**
Other Current Liabilities		
Unpaid Wages Liability	95,407.51	95,407.51
Total Other Current Liabilities	**$95,407.51**	**$95,407.51**
Total Current Liabilities	**$127,654.47**	**$129,086.30**
Long-Term Liabilities		
2200 Convertible Debt	95,005.00	95,005.00
2300 Shareholder Notes Payable	0.00	0.00
2400 Equipment Lease Liabilities	72,410.22	99,314.99
2800 Note Payable Audrey’s Kitchen	2,100.30	4,900.70
Other Long Term Liabilities	137,707.16	187,215.33
Start Engine Convertible Note	127,265.00	
Total Long-Term Liabilities	**$434,487.68**	**$386,436.02**
Total Liabilities	**$562,142.15**	**$515,522.32**
Equity		
3000 Alphalabs Capital	-315.77	-315.77
3010 Doug Foster	6,556.82	6,556.82
3015 Distributions - Doug Foster	0.00	0.00
3020 Ryan Bove	16,610.82	16,610.82
3025 Distributions - Ryan Bove	0.00	0.00
3030 Ryan Husted	2,652.45	2,652.45
3040 David Rasmussen	-1,134.71	-1,134.71
3050 David Lishego	-94.56	-94.56
3060 Jonathan Matusky	-94.56	-94.56
Alphalabs	25,000.00	25,000.00
Common Stock	213,389.00	213,389.00
Founder’s contributions	54,072.00	54,072.00
Preferred Stock	2,891,202.05	2,748,359.05
Retained Earnings	-2,757,190.24	-2,397,008.71

Aurochs Brewing Company, LLC

Balance Sheet

As of December 31, 2021

	TOTAL	
	AS OF DEC 31, 2021	AS OF DEC 31, 2020 (PP)
Net Income	-369,989.95	-360,181.53
Total Equity	**$80,663.35**	**$307,810.30**
TOTAL LIABILITIES AND EQUITY	**$642,805.50**	**$823,332.62**

Aurochs Brewing Company, LLC

Statement of Cash Flows

January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	-369,989.95
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1300 Inventory Asset:Product in Process	6,795.54
1320 Inventory Asset:Raw Materials	-519.52
1400 Uncategorized Asset	-70.00
Start Engine Escrow Hold	-7,075.33
2150 American Express Credit Card	676.89
2160 Capital One Spark Credit Card	-127.45
2170 PNC Credit Card	-2,685.53
Chase Credit Card	704.26
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-2,301.14**
Net cash provided by operating activities	**$ -372,291.09**
INVESTING ACTIVITIES	
1510 Construction - Brewery	-16,397.99
1520 Equipment	-21,939.55
1590 Accumulated Depreciation	75,518.24
Net cash provided by investing activities	**$37,180.70**
FINANCING ACTIVITIES	
2800 Note Payable Audrey's Kitchen	-2,800.40
Equipment Lease Liabilities:13 - Dimension Funding 1 - Equipment Lease Liability	-11,781.65
Equipment Lease Liabilities:14 - Dimension funding 2 - Equipment Lease Liability	-4,350.97
Equipment Lease Liabilities:6- Indiana First Equipment Lease Liability	-10,772.15
Other Long Term Liabilities:Honeycomb Credit Revenue Sharing Note	-39,314.74
Other Long Term Liabilities:PPP Loan	-38,200.00
Other Long Term Liabilities:Square Note Payable 1	0.00
Other Long Term Liabilities:Square Note Payable 2	28,006.57
Start Engine Convertible Note	127,265.00
Preferred Stock	142,843.00
Net cash provided by financing activities	**$190,894.66**
NET CASH INCREASE FOR PERIOD	**$ -144,215.73**
Cash at beginning of period	205,057.66
CASH AT END OF PERIOD	**$60,841.93**

CERTIFICATION

I, Ryan Bove, Principal Executive Officer of 2124 Brewing Company LLC, hereby certify that the financial statements of 2124 Brewing Company LLC included in this Report are true and complete in all material respects.

Ryan Bove

President, CEO